

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010   January 14, 2009

Pingji Lu
Chief Executive Officer
China Housing & Land Development, Inc.
6 Youyi Dong Lu, Han Yuan 4 Lou
Xi'An, Shaanxi Province
China 710054

> **Re: China Housing & Land Development, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed December 16, 2008**
> **File No. 333-149746**

Dear Mr. Lu:

We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus cover page

1. Please state the date as of which the last reported sales price is given.

Private Placement on May 9, 2007

2. We note your disclosure that the company is obligated to file a registration statement for the shares placed in the May 9, 2007 offering and have it declared effective within 180 days of the closing date of that offering. Please update this disclosure to clarify whether this has taken place and to state that the current prospectus is not offering the shares issued in connection with the 2007 placement. Otherwise, the disclosure you have included in this section may be confusing to investors, suggesting that that the shares they are being offered are the 2007 shares.

Financing on January 28, 2008, page 4; About Our Recent Private Placement; This Offering; page 5

3. We note your response to prior comment 2 to our letter dated August 19, 2008, and comment 2 to our letter dated July 18, 2008. Please revise your disclosures under "Financing on January 28, 2008" on page 4 and "Our Recent Private

Placement" and "This Offering" on page 5, and any other similar disclosures in your prospectus to clarify that only $9 million of the notes are convertible into shares of common stock. Currently, this information does not appear until page 17 of the prospectus. The disclosures on pages 4 and 5, absent this clarification, will be confusing to investors who are trying to understand the amount and source of the shares being registered for resale. Then clarify that, based on a conversion price of approximately $5.57 per share, the $9 million of notes would be convertible in to 1,617,152 shares, and that you are registering 125% of this amount (or 2,021,440 shares) for resale as required by the registration rights agreement.

4. Please clarify, as suggested by your response to comment 2 to our July 18 letter, that the total amount of the warrants you issued in connection with the placement of the $20 million of notes are exercisable for 1,437,467 shares, and that you are registering 125% of this amount (or 1,796,835 shares) for resale as required by the registration rights agreement. So that investors can better understand the private placement transaction, please explain the basis for issuing warrants for this number of shares. For example, does this number of shares correspond to some other term or aspect of the transaction such as the number of shares for which the notes would have been convertible at the time of closing of the private placement?

5. In response to prior comment 2 to our letter dated July 18, you state that you are not registering the resale of shares payable as interest, as interest on the notes will be payable in cash. Please amend disclosure in the second paragraph under "Financing on January 28, 2008" on page 4 which says that you are registering shares "issuable upon the . . . payment of interest accrued on the notes" since your July 28 response and the paragraph immediately preceding this one in the prospectus says that interest is payable in "lawful money of the United states." Similar disclosure appears again in the second paragraph under "About our Recent Private Placement" on page 5 and should also be revised. Please review your prospectus and correct any other similar disclosures as well.

This Offering, page 5

6. Notes (1) and (2) to the table in this section refer to "conversion shares issued in the private placement completed on January 28, 2008." Similarly, counsel's legality opinion filed as Exhibit 5.1 to the registration statement refers to the "prior issuance of 2,021,440" shares. This suggests that the shares were already issued, which is inconsistent with your disclosures that these shares underlie notes that have yet to be converted. If the shares have already been issued because the notes have already been converted, please explain this, giving the date and price at which the conversion took place. In addition, if the conversion has already taken place, you should not register more than the actual number of shares you issued, rather than 125% of the conversion amount, since any variability associated with the conversion mechanism would already have been eliminated.

If the conversion has already taken place, you should remove any excess shares from the registration statement and make conforming changes throughout the prospectus.

Warrants, page 6

7. In this section, you state that investors who hold warrants have the right to exercise them for 1,796,835 shares. We understand that the warrants are actually exercisable for 1,437,467 shares and that you have agreed to register 125% of this number, or 1,796,835 shares, in the registration rights agreement. Please clarify this in this section.

Selling Stockholders, page 16

8. To avoid confusion about what is being offered by this prospectus, please revise the column headings in this table to indicate that you are showing the number of offered shares underlying convertible notes and underlying warrants. Otherwise, it may appear that the selling shareholders are offering shares and warrants.

9. Please ensure that you include all of the information that Item 507 requires with respect to selling stockholders, including the number of shares each holder beneficially owns prior to the offering, the amount to be offered and (if one percent or more) the percentage of shares to be owned by the security holder after completion of the offering. If the selling shareholders will own less than one percent after the offering, you may indicate this by footnote or other textual disclosure.

Executive Compensation, page 31

10. Your executive compensation section is somewhat disorganized and difficult to follow. Please note that the information in this section must be presented in accordance with plain English principles. Please ensure that you use adequate subheadings so that readers will understand what information is to follow. For example, you should include a title for the Compensation Discussion and Analysis subsection. Where you have made disclosures under a caption, ensure that you provide a new caption when the discussion changes topics. For example, your discussion of the 2007 Stock Incentive Plan appears under a subheading "Director Compensation". However, according to the disclosures provided it appears that the plan coverage is not limited to directors and that this discussion should appear under its own specific subheading.

11. Also in accordance with plain English principles, please make clear, through text and formatting, when you are providing a list of items. For example, on page 32, you have six paragraphs that we assume are meant to constitute a list of actions that the compensation committee undertakes. However, the disclosure preceding

this list does not make this intention clear. Also, investors will better understand the nature of this disclosure and the disclosure that follows regarding guidelines for limiting compensation in severance agreements if you use a bullet point or other format that conveys this information as being presented as a list. Otherwise, it looks like you have included a number of incomplete sentences as paragraphs that appear to contain typographical errors.

12. Please ensure that you include all of the information about your compensation policies and decisions that affect named executive officers in the Compensation and Discussion Analysis. Some of this information appears intermittently throughout the entire Executive Compensation section. For example, disclosure following the summary compensation table refers, for the first time, to the "Company's Guidelines for Performance Evaluation and Performance Assessment Rule", the concept of "merit payment" and a monthly performance salary. None of these items appear to be discussed in the CD&A.

13. In the CD&A you should discuss what items of corporate and individual performance are taken in to account in determining the amount of compensation paid. In this regard, please see our comments below about disclosure of targets and the standard for confidential treatment.

14. Some of the CD&A items that you do discuss are vague and should be revised to provide more explicit disclosure. For example, you state that increasing base salary increases target bonus opportunities and other items, but you do not explain why this is the case or what the company's compensation policies are that lead to this relationship (see Item 402(b)(1)(v) and (vi)). Similarly, you state that "regarding most compensation matters" your management provides recommendations to the Compensation Committee. This does not fully explain the role of executive officers in determining executive compensation (see Item 402(b)(2)(xv)). You also state that bonuses can be paid in cash and/or incentive stock awards, but you do not describe your policies for allocating between cash and non-cash compensation (see Item 402(b)(2)(ii)).

15. We note your supplemental disclosure that you do not engage in benchmarking compensation against other companies. Please make a clear statement to this effect where you discuss the companies that you compare and use as a reference.

16. We note your response to prior comment 7. We do not believe that you have adequately demonstrated that withholding the information regarding performance targets meets the standard for confidential treatment under the relevant case law, as you have not clearly demonstrated the nexus between disclosure and the potential for significant competitive damage to result. We also note that you have already disclosed a net profit target relating to restricted share grants. In view of this disclosure, it is unclear what significant competitive harmed you would be likely to suffer if the net profit target (applicable to Mr. Lu) that you refer to in

your response and on page 34 of the prospectus were disclosed.   Summary statements that disclosure will provide insights into the company's views, without more, are not sufficient. Further, you can not treat information confidentially once it has already been disclosed. Therefore, we continue to believe that you should disclose all of the various performance targets that relate to Mr. Lu and any other named executive officer whose compensation is determined by them.

Alternatively, and bearing in mind that your response to us will be publicly disseminated as correspondence, please provide more information as to the specific facts and circumstances that, in the context of your industry and competitive environment, would enable a third party to extract specific information regarding your business or strategy that the party would be likely to use to cause you significant competitive harm. Address how you would be harmed if the revenue and net profit targets you refer to in your response to our comment were disclosed, particularly in view of the existing disclosure about net profit target for restricted share grants. If you are able to sufficiently demonstrate the likelihood of significant competitive harm, note that you must still discuss the level of difficulty you expect for achieving the targets. You have provided some of this information supplementally, but you would have to provide it in the prospectus disclosure as well if you omit target information. For further information, please see paragraph 118.04 of our Regulation S-K Compliance and Disclosure Interpretations, as well as the report entitled "Staff Observations in the Review of Executive Compensation Disclosure". These materials are available on our website at www.sec.gov.

17. Please update the Summary Compensation Table and all other information about executive compensation to reflect compensation for 2008.

18. Under "Grants of Restricted Stock Awards" on page 36, please provide a textual explanation of what the application of the formula is intended to achieve. We note that you have provided an illustrative example in response to our prior comment, however, the formula is very complex even with the illustration. More importantly, the purpose of including the items that go in to the formula and the policies that guide how you determine the numeric amounts of these items are not clear. For example, how does the company decide what percentage of individual performance assessment score is assigned to each officer? What is this percentage intended to reflect? What is the individual allotment coefficient and how is it different from the individual allotment coefficient for incentive candidates?   Your discussion should focus on the material items that determine how grants of awards are made and what your objectives are in making these awards.

19. We note disclosure in the second paragraph under the "Executive Compensation" heading that refers to pension and savings plan benefits. However, you have not included any discussion of these plans, or any information that is responsive to

Item 402(h) (regarding pension benefits) or 402(i) (non-qualified deferred compensation) of Regulation S-K. If you do not have a pension or deferred compensation plan, then please remove these references. Otherwise, please include all of the required information about them in your filing.

Option Exercises and Stock Vested, page 38

20. Please provide textual disclosure that explains what the second table under this heading is intended to depict. Among other things, please provide sufficient information so that investors will understand what the "mortgage for make-good provision payment of the stock purchase agreement" is.

MD&A

21. Under "Liquidity Expectation," please provide updated information as to the adequacy of sources of liquidity to meet cash requirements beyond the end of 2008. This information should be provided on both a short-term and a long-term basis. To the extent that you require funds from additional future financings in order to develop planned projects, please disclose this, including the amount of additional financing you expect to need.

Legality opinion

22. As discussed in a comment above, the opinion states that it covers 2,021,440 shares that have already been issued, as well as the shares that underlie the warrants. If this opinion is in error, please have counsel correct and refile a new opinion.

* * * *

You may contact the undersigned at (202) 551-3765 with any questions.

Sincerely,

Pamela Long
Assistant Director

cc: Howard H. Jiang, Esq.
Troutman Sanders LLP
405 Lexington Avenue
New York, NY 10174